FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein 1) as Exhibit 1 is a copy of Share Statement No. 1/2003 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on March 19, 2003, 2) as Exhibit 2 is a copy of Share Statement No. 2/2003 issued by the Company to the Copenhagen Stock Exchange on March 20, 2003, and 3) as Exhibit 3 is a copy of a Statement No. 3 2003 issued by the Company to The Copenhagen Stock Exchange on March 24, 2003.

Exhibit 1
---------




Kobenhavns Fondsbors
Nikolaj Plads 6
1067 Copenhagen K










19 March 2003     Share statement no. 1/2003
                  Contact Person: Klaus Nyborg, CFO (Phone: +45 3917 9200)

This is to notify you of changes in the shareholdings of the company's insiders pursuant according to the Danish Securities Trading Act.


Securities    Trade        Holding   Market      Total Holding   Total market
code          date         number    value       number          value
------------  ----------   -------   ----------  -------------   -------------
DK0010281468  18.03.2003   -2,425    152,301.00  1,189,568       74,871,408.00



Yours faithfully
A/S Dampskibsselskabet TORM


Klaus Nyborg

Exhibit 2
---------



Kobenhavns Fondsbors
Nikolaj Plads 6
1067 Copenhagen K
                                                    A/S Dampskibsselskabet TORM
                                                    Marina Park
                                                    Sundkrogsgade 10
                                                    DK-2100 Copenhagen 0
                                                    Denmark

                                                    Tel:      +45 39 17 92 00
                                                    Fax:      +45 39 17 93 93
                                                    Telex:    22315 TORM DK

                                                    E-mail:   mail@torm.dk
                                                    Website:  www.torm.dk
                                                    Comtext:  A43DK152

                                                    VAT/CVR. No. 2246 0218


20 March 2003     Share statement no. 2/2003
                  Contact Person: Klaus Nyborg, CFO (Phone: +45 3917 9200)

This is to notify you of changes in the shareholdings of the company's insiders pursuant according to the Danish Securities Trading Act.


Securities    Trade        Holding   Market      Total Holding   Total market
code          date         number    value       number          value
------------  ----------   -------   ----------  -------------   -------------
DK0010281468  19.03.2003   -1,160    -71,920.00  1,188,408       74,822,160.00



Yours faithfully
A/S Dampskibsselskabet TORM


Klaus Nyborg

Exhibit 3
---------



Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K
                                                    A/S Dampskibsselskabet TORM
                                                    Marina Park
                                                    Sundkrogsgade 10
                                                    DK-2100 Copenhagen 0
                                                    Denmark

                                                    Tel:      +45 39 17 92 00
                                                    Fax:      +45 39 17 93 93
                                                    Telex:    22315 TORM DK

                                                    E-mail:   mail@torm.dk
                                                    Website:  www.torm.dk
                                                    Comtext:  A43DK152

                                                    VAT/CVR. No. 2246 0218


24 March 2003     Statement No. 3 - 2003
                  Contact Person: Klaus Kjaerulff, CEO (Phone: +45 39 17 92 00)



TORM increases expectations for 2003 net profit to DKK 190 - 220 mill.

Following realized freight rate levels, which are better than expected, for TORM's Tanker and Dry bulk divisions for the first quarter of 2003 and already contracted cargoes for the beginning of second quarter 2003, TORM now increases the expectations for 2003 net profit.

A net profit of DKK 190 - 220 mill. is now expected against a previously expected net profit for 2003 of DKK 120-140 mill. as announced in the 2002 annual report. The expected net profit includes a gain of DKK 7 mill. on the sale of TORM GYDA and a DKK 15 mill. unrealized capital gain on the shares in Dampskibsselskabet "NORDEN" A/S, based on a share price of DKK 390. The expectations are based on an average USD/DKK exchange rate of 7.00 for 2003.

No significant changes are expected in the structure of the balance sheet except consequences of normal operation and the above-mentioned circumstances.

As it was the case with the expectations announced in the annual report for 2003, due to the unstable political and economic situation, the expectations are subject to a higher degree of uncertainty, both upwards and downwards, than normally.


Yours faithfully
A/S Dampskibsselskabet TORM


Klaus Kjaerulff
CEO

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS


--------------------------------------------------------------------------------
This release contains forward-looking statements concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: Spot and TCE rates in the near and long term, operating days, tanker and bulker supply and demand, supply and demand for oil and refined products, expectations about the Company's future capital requirements and capital expenditures, the Company's growth strategy and how it is implemented, the number of partner and the number of vessels the partners have in the pools, environmental changes in regulation, cost savings and other benefits. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", "outlook" and variations of such words and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks and are based on a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. In addition to the factors and matters discussed elsewhere in this report, important factors that, in TORM's view, could cause actual results to differ materially from those discussed in the forward looking statements include the strengths of world economies, currencies and interest rate levels, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by TORM with the Copenhagen Stock exchange and the Securities and Exchange Commission.
--------------------------------------------------------------------------------

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated:  March 24, 2003            By: /s/Klaus Nyborg
                                  --------------------------
                                  Klaus Nyborg
                                  Chief Financial Officer



03810.0001 #393882